Exhibit 99.1

SIGMA LITHIUM ANNOUNCES THE CONSTRUCTION
MOBILIZATION ON SITE, PRESENTATION AT COP26 AND
FILING OF PRELIMINARY BASE SHELF PROSPECTUS

HIGHLIGHTS

- Announcing mobilization at Project site of the workforce and equipment for the construction of the Production Plant

- Sigma concludes FEED and presents new 3D detailed design of its Production plant

- Sigma Co-CEO Ana Cabral-Gardner to participate at COP26 in Glasgow as a representative party to the United Nations Convention on Climate Change

- Sigma will speak on the theme “Circular Economy and the 21st Century City: Unlocking the Social & Environmental Benefits of the Sustainable City”

- Sigma will present at COP26 a video with the summary of its ESG strategy

- The Company announces that it filed, both in U.S. and Canada, a preliminary short form base shelf registration statement to qualify the distribution, over a 25-month period of up to US$250 million of the Company’s debt and equity securities

Sigma is reissuing its news release of Friday November 5, 2021 to clarify that the mobilization initiatives detailed are for purpose of initiating construction (not pre-construction). The Project´s advancement to this new stage is consistent with our previous disclosures to date.

VANCOUVER, British Columbia, November 9, 2021- Sigma Lithium (“Sigma” or the “Company”) (NASDAQ:SGML, TSXV:SGML), dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium, is pleased to announce that it is mobilizing its workforce and equipment on site for the construction of the Production Plant (as defined below) of its Grota do Cirilo lithium Project (the “Project”). This stage of the construction comprises the execution of the earthworks to build the foundation and infrastructure of the Production Plant, involving moving over one million cubic meters of terrain and employing approximately 180 contractors. Completion of this stage of construction is expected within three months.

Following the successful completion of FEED (front-end engineering and design), the Company is releasing a new video with a comprehensive 3D rendering of its Production Plant and adjacent facilities. The video can be accessed on the Company’s web site at www.sigmalithium.ca.

COP26 PARTICIPATION

The Company also announces that Sigma Co-CEO Ana Cabral-Gardner arrived in Glasgow to participate at COP26. She has been nominated by a national focal point (NFP) as a representative party to the United Nations Convention on Climate Change. Sigma will speak on the theme “Circular Economy and the 21st Century City: Unlocking the Social & Environmental Benefits of the Sustainable City” and detail Sigma Lithium’s environmentally friendly lithium project. Without using any hazardous chemicals, the company is working to achieve zero net carbon emissions by 2024. Other highlights include recirculating 100% of the water and dry stacking 100% of the tailings. The company is also introducing biodiesel into the mining fleet to further reduce its carbon footprint. In her capacity as Co-Chair of Sigma, she will also speak at the COP26 main event/blue zone regarding “The Future of ESG Investing: Enabling the Energy Transition to a Net Zero World.”

Sigma is bringing to COP26 in Glasgow a delegation from Vale do Jequitinhonha to participate in person as guests in the investment track of COP26, hosted by the World Climate Fund from Denmark. The mission of the delegation is to create a plan for the cities of Araçuaí and Itinga to achieve:

(i)	environmentally sustainable development and

(ii)	net zero by 2040

The plan will be presented to and is expected to be funded by global foundations and venture capital, introduced by Sigma.

EPCM AND CONSTRUCTION

The Company is negotiating an EPCM agreement for the engineering, procurement, construction of the Production Plant and associated infrastructure with Promon Engenharia Ltda. (“Promon”) and Primero Group Ltd (“Primero”). Following successful conclusion of FEED, both remain engaged by Sigma and have been focusing on negotiating and securing the long lead items for the construction of the Production Plant. The Company is also in negotiations with the two finalist mining contractors of the selection process, which will build and operate the Company’s first mine at the Project.

The detailed design of the Production Plant is based on clean technologies including state of the art environmental circuits for water recirculation, dry stacking of tailings as well as six dense media separators (”DMS”), which do not utilize harmful chemicals in the production of high purity lithium materials. The DMS will be automated and digitally controlled electronically by an algorithm, developed to contemplate the specificities of the mineralogy in each of the company’s mines.

FILING OF PRELIMINARY BASE SHELF PROSPECTUS IN U.S AND CANADA

The Company has filed a preliminary short form base shelf prospectus (the “Canadian Base Shelf”) to qualify the distribution, from time to time over a 25-month period of up to US$250 million of the Company’s debt and equity securities. The Canadian Base Shelf was filed in each province and territory of Canada, other than the Province of Quebec. The Company also filed a corresponding shelf registration statement on Form F-10 (the “U.S. Base Shelf”) with the U.S. Securities and Exchange Commission (the “SEC”) under the Multijurisdictional Disclosure System. The Canadian Base Shelf remains subject to completion or amendment. The U.S. Base Shelf has been filed with the SEC but has not yet become effective. A copy of the U.S. Base Shelf may be obtained on EDGAR at www.sec.gov and a copy of the Canadian Base Shelf may be obtained on SEDAR at www.sedar.com.

Securities may not be sold nor may offers to buy be accepted until a receipt for the final Canadian Base Shelf has been issued by the Canadian securities regulators and the U.S. Base Shelf has become effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Further, there shall be no sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT SIGMA LITHIUM:

The Company is developing, with an environmental sustainability focused and ESG-centric strategy, the largest hard rock lithium deposits in the Americas, located in its wholly owned Grota do Cirilo Project in Brazil with the goal of participating in the rapidly expanding global supply chain of electric vehicles.

The Company plans to produce 220,000/t annually of environmentally sustainable battery grade lithium concentrate (33,000 t of lithium carbonate equivalent in Phase 1 production), note based on the 2021 updated Feasibility Study Report. In Phase 2 production, if warranted after ongoing feasibility study, production would be increased to 440,000 t (66,000 tonnes of LCE) annually. The first and second phase of production for the Project will utilize as feedstock spodumene from the Project’s own mines.

Since 2018, the Company has been producing low carbon high purity lithium concentrate at an on-site demonstration pilot plant with the objective to ship samples to potential customers for product certification and testing. This pilot production has been an important part of the successful commercial strategy of the Company allowing it to ship samples of its low carbon “green & sustainable” high purity lithium to leading global potential customers, for product certification and testing.

The Company is in pre-construction and detailed engineering of an environmentally friendly, fully automated, dense media separator production plant that applies proprietary algorithms to digitally control the dense media (the “Production Plant”). The Production Plant will be vertically integrated into the Company ́s mining operations, exclusively utilizing as feedstock the high purity spodumene ore with exceptional mineralogy from the Project. The Production Plant will process the spodumene ore into a high purity 6% battery-grade lithium concentrate engineered to the specifications of its customers in the lithium- ion battery supply chain for EVs.

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of environmental, social and governance practices, which were established as part of its core purpose at inception in 2012. Its production process will be powered by clean energy and the Company will use state-of-the art water recirculation circuits in its processing combined with dry stacking tailings management. The DMS process of the Production Plant does not utilize hazardous chemicals, as a result its tailings are 100% recyclable into ancillary industries, such as ceramics.

The Company plans to achieve net zero carbon emission targets by 2023, partly as a result of its strategic decision to pursue generation of carbon credits through “in-setting” carbon credits (preserving and developing the agroforestry systems within its regional ecosystem). The Company is currently undergoing an independent assessment of its net carbon footprint, conducting an independent ISO 14000 compliant audit of its life cycle analysis together with an independent expert validation of its carbon credits generated by its internal preservation, reforestation, and compensation forestry programs. The Company expects to complete this workstream in the second half of 2021.

Sigma has significant potential for additional future expansion and growth, as it owns 27 mineral rights spread over 191 km2 (which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations). The Grota do Cirilo Project area includes nine past producing lithium mines.

QUALIFIED PERSONS

The technical and scientific information related to geology and mineral resource estimate in this news release has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.S.c., of SGS Geological Services. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

SIGMA LITHIUM INVESTORS:

Daniel Abdo
(Sao Paulo) +55 11 2985-0089
daniel.abdo@sigmaca.com or ir@sigmaca.com

Vitor Ornelas
(Sao Paulo) +55 11 2985-0089
vitor.ornelas@sigmaca.com

SIGMA LITHIUM MEDIA CONTACTS:

Anthony Dovkants

(Brazil) +55 11 99686 806

anthony@prconsultingamericas.com

Colleen Robar

(United States) +1 313 207 5960

crobar@robarpr.com

SIGMA LITHIUM SOCIAL MEDIA:

LinkedIn:	@SigmaLithium
Instagram:	@sigmalithium
Twitter:	@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the ability of the Company to complete offerings of its securities under its shelf offering documents, the ultimate duration, impact and severity of the COVID-19 pandemic (including its impact on financial markets and national and multinational economies generally, and its impact on the growth of the electric vehicle market and other impacts on the demand for lithium products), the general business and operational outlook of the Company, and other forward-looking information. All statements that address future plans, activities, events, or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.